Exhibit 12.01

PUBLIC SERVICE CO. OF COLORADO AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(amounts in thousands of dollars)

	Year ended Dec. 31,
	2008	2007	2006	2005	2004
Earnings as defined:
Pretax income from continuing operations	$506,424	$431,251	$323,159	$281,657	$290,861
Add: Fixed charges	199,739	311,377	264,672	263,516	266,231
Earnings as defined	$706,163	$742,628	$587,831	$545,173	$557,092
Fixed charges:
Interest charges	$154,313	$180,230	$137,493	$144,835	$157,447
Interest charges on life insurance policy borrowings	248	105,396	117,536	107,610	98,094
Interest component of leases	45,178	25,751	9,643	11,071	10,690
Total fixed charges	$199,739	$311,377	$264,672	$263,516	$266,231
Ratio of earnings to fixed charges	3.5	2.4	2.2	2.1	2.1